082-00603

EAGLECREST EXPLORATIONS LTD.

Consolidated Financial Statements

For the Three Months ended December 31, 2006

EAGLECREST EXPLORATIONS LTD.

Suite 300 - 1055 West Hastings Street. Vancouver, B.C. V6E 2E9
Tel. (604) 684-7160 Fax. (604) 684-7162

(TSXV: Symbol EEL)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, Eaglecrest Explorations Ltd. (the "Company") discloses that the accompanying un-audited interim consolidated financial statements for the three months ended, December 31, 2006, were prepared by management.

The Company's independent auditor has not performed a review of these un-audited interim consolidated financial statements.

EAGLECREST EXPLORATIONS LTD.
Consolidated Balance Sheets
As at December 31, 2006 and September 30, 2006

	December 31 (Un-audited)	September 30 (Audited)
	$	$
Assets		
Current		
Cash	195,036	2,308,657
Accounts receivable	55,342	39,648
Prepaid expenses and deposits	120,453	112,538
	368,831	2,460,843
Property, plant and equipment (note 3)	476,175	527,081
Resource properties (schedule) (note 4)	34,088,282	32,579,485
	34,933,288	35,567,409
Liabilities		
Current		
Accounts payable and accrued Liabilities	501,559	825,262
Shareholders' Equity		
Share capital (note 6(b))	51,679,629	51,668,343
Share subscriptions (note 6(e))	1,156,000	1,156,000
Contributed surplus (note 6(g))	1,844,846	1,844,846
Deficit	(20,248,746)	(19,927,042)
	34,431,729	34,742,147
	34,933,288	35,567,409

Nature of Operations and Going Concern (Note 1)

Approved by the Board of Directors:

"Paul Zdebiak" — Paul Zdebiak

"Hans Rasmussen" — Hans Rasmussen

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Statements of Operations and Deficit
For the Three Months Ended December 31, 2006 and 2005

	2006	2005
	$	$
Expenses:		
Accounting and audit	6,000	3,000
Administration	16,500	15,000
Advertising	24,922	-
Amortization	1,225	743
Bank charges and interest	1,074	1,980
Consulting	7,336	21,118
Foreign exchange loss (gain)	(34,789)	(9,084)
Insurance	15,009	9,445
Corporate development	71,532	51,728
Legal	10,896	15,405
Management fees	81,018	45,662
Office and printing	24,419	10,781
Shareholders information	4,548	3,731
Transfer agent	2,301	1,354
Travel and promotion	99,752	15,963
Total expenses	331,743	186,826
Other item:		
Interest income	(10,039)	(2,883)
Net loss for the period	(321,704)	(183,943)
Deficit - beginning of period	(19,927,042)	(18,334,463)
Deficit - end of period	(20,248,746)	(18,518,406)
Loss per common share (note 2)	$0.00	$0.00
Weighted-average number of common shares outstanding	239,772,922	178,874,702

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Statements of Cash Flows
For the Three Months Ended December 31, 2006 and 2005

	2006	2005
	$	$
Cash provided by (used in):		
Operating activities		
Net loss for the period	(321,704)	(183,943)
Items not affecting cash:		
Amortization	1,225	743
	(320,479)	(183,200)
Net change in non-cash working capital items:		
Accounts receivable	(15,694)	96,946
Prepaid expenses and deposits	(7,915)	1,347
Accounts payable and accrued liabilities	(323,703)	(92,199)
	(667,791)	(177,106)
Financing activities		
Cash received for capital stock issued (net)	11,286	110,295
Share subscriptions to capital stock	-	1,942,962
	11,286	2,053,257
Investing activities		
Property, plant and equipment expenditures	-	(22,790)
Resource property expenditures	(1,459,116)	(899,074)
	(1,459,116)	(921,864)
Increase (decrease) in cash	(2,115,621)	954,287
Cash - beginning of period	2,308,657	762,771
Cash - end of period	193,036	1,717,058

Supplemental disclosure of non-cash financing and investing activities:

During the three months ended December 31, 2006, equipment amortization of $49,681 (2005 - $54,898) was recorded in deferred mineral property costs.

Interest received during the period $10,039 (2005 - $2,883)

See notes to the consolidated financial statements

EAGLECREST EXPLORATIONS LTD.
Consolidated Schedule of Resource Property Costs

Bolivia	(Audited) September 30, 2005 $	Additions During the Year $	(Audited) September 30, 2006 $	Additions During the Period $	(Un-audited) December 31, 2006 $
San Simon Zone					
Acquisition costs	2,520,763	7,696	2,528,459	-	2,528,459
Administration	193,576	-	193,576	-	193,576
Assays	398,745	-	398,745	-	398,745
Camp costs	1,768,017	-	1,768,017	-	1,768,017
Consulting fees	2,185,445	-	2,185,445	-	2,185,445
Drilling	1,501,060	-	1,501,060	-	1,501,060
Mapping	120,058	-	120,058	-	120,058
Equipment rental	1,150,002	-	1,150,002	-	1,150,002
Field costs	625,183	-	625,183	-	625,183
Geophysical surveys	171,867	-	171,867	-	171,867
Professional fees	217,391	-	217,391	-	217,391
Sampling and analysis	132,529	-	132,529	-	132,529
Wages	589,341	-	589,341	-	589,341
Travel	482,661	-	482,661	-	482,661
Underground development	2,420,241	-	2,420,241	-	2,420,241
Vehicle maintenance	393,251	-	393,251	-	393,251
	14,870,130	7,696	14,877,826	-	14,877,826
Dona Amelia Zone					
Acquisition costs	90,476	13,735	104,211	-	104,211
Admin and office	515,106	267,345	782,451	28,250	810,701
Amortization	309,903	208,000	517,903	49,681	567,584
Assays	437,692	179,324	617,016	49,666	666,682
Camp costs	416,995	368,325	785,320	123,206	908,526
Consulting fees	1,377,676	531,647	1,909,323	120,981	2,030,304
Drilling	3,655,368	1,876,440	5,531,808	500,782	6,032,590
Environmental	59,990	110,663	170,653	6,376	177,029
Mapping	12,806	-	12,806	-	12,806
Equipment rental	536,348	242,014	778,362	100,036	878,398
Field costs	1,296,642	474,757	1,771,399	133,344	1,904,743
Geophysical surveys	12,894	-	12,894	-	12,894
Supplies	-	70,063	70,063	29,039	99,102
Travel/transportation	341,317	194,475	535,792	73,508	609,300
Underground development	744,104	1,496,805	2,240,909	245,711	2,486,620
Wages	828,119	582,778	1,410,897	200,551	1,611,448
Recovery - gold concentrates	-	-	-	(152,334)	(152,334)
	10,635,436	6,616,371	17,251,807	1,508,797	18,760,604

EAGLECREST EXPLORATIONS LTD.
Consolidated Schedule of Resource Property Costs

	(Audited) September 30, 2005 $	Additions During the Year $	(Audited) September 30, 2006 $	Additions During the Period $	(Un-audited) December 31, 2006 $
Marco Maria Zone					
Acquisition costs	239,058	22,350	261,408	-	261,408
Professional fees	10,701	-	10,701	-	10,701
	249,759	22,350	272,109	-	272,109
Dona Angela Zone					
Acquisition costs	144,051	30,545	174,596	-	174,596
Professional fees	3,147	-	3,147	-	3,147
	147,198	30,545	177,743	-	177,743
Total	25,902,523	6,676,962	32,579,485	1,508,797	34,088,282

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is incorporated in British Columbia and is currently involved in the acquisition, exploration and development of resource properties located in Itenez Province, Bolivia. At the date of these consolidated financial statements, the Company does not have a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to sell the properties or to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.

During the current period the Company experienced an operating loss of $321,704 (2005 - $183,943) and at December 31, 2006 has a cumulative operating deficit of $20,248,746. The Company will require significant additional funding to maintain its working capital surplus and meet its planned resource expenditures in fiscal 2007. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. Management is actively pursuing such additional sources of financing, however, in the event that additional funding cannot be obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

The consolidated financial statements have been prepared assuming the Company will be able to realize its assets and discharge its liabilities in the normal course of business as a going concern. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its mineral property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiary located in Bolivia. All material intercompany balances and transactions have been eliminated.

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Resource Properties *(continued)*

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon the commencement of commercial production, or written off if the properties are abandoned or the claims are allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Management's estimates of mineral prices, recoverable proven and probable reserves and operating capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Administrative costs, along with costs related to the determination of the feasibility of a project, are expensed as incurred.

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over their estimated useful economic lives using the declining balance method at annual rates of 30% for office equipment, automotive and field equipment. The Company has also constructed a rock crusher plant and recovery mill that are recorded at cost and amortized on a straight-line basis over five years.

Property, plant and equipment acquired in a fiscal year are amortized at one-half of the annual rate.

Foreign Currency Translation

The Company's foreign operations are considered integrated with those of the Company's domestic operations.

The Company translates its accounts denominated in foreign currencies as follows: monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of resource properties, determination of stock based compensation and determination of valuation allowances for future income tax assets. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The fair values of the instruments approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Share Issue Costs

Costs incurred for the issue of common shares are deducted from share capital or the balance of share subscriptions prior to the issuance of the shares. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

Stock-Based Compensation

The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts have not been presented as the effect of outstanding options and warrants are anti-dilutive.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Future Income Taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at September 30, 2006, the Company does not have any asset retirement obligations.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company's policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Comparative figures

Certain of the prior years' figures have been restated to conform with the presentation adopted in the current year.

3. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2006			Sept. 30/06
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Office Equipment	94,128	62,607	31,521	34,077
Field Equipment	40,964	36,843	4,121	4,455
Automotive	86,265	55,230	31,035	33,551
Recovery Mill	872,863	463,365	409,498	454,998
	1,094,220	618,045	476,175	527,081

4. RESOURCE PROPERTIES

The Company's mineral properties are located in Bolivia, South America and its interest in these mineral properties is maintained pursuant to agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing Bolivian standards with respect to the current stage of exploration on these properties.

San Simon and Dona Amelia Zones

Pursuant to a formal joint venture agreement (the San Simon Agreement) executed in fiscal 1999 and subsequently amended, the Company owns the right to acquire 100% of all production from eleven mineral concessions. Total consideration paid to acquire this right was US$600,000.

These eleven mineral concessions are subject to a 3% net smelter returns royalty, of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S.$750,000.

Agreement with San Simon Resources LLC ("SSR")

On April 15, 2003 SSR and the Company entered into an agreement by which the Company acquired from SSR an 80% interest in production from seven non-core concessions and the right to acquire one additional concession (known as the California concession) by incurring U.S.$500,000 in mineral exploration expenditures over two years (incurred) and reimbursing SSR certain costs aggregating U.S.$10,000 (paid).

The Company also entered into a separate agreement on June 9, 2003 with the underlying owner of the California concession whereby it paid U.S. $48,000 and issued 200,000 common shares to obtain a 100% interest in this concession.

These concessions are subject to a 3% net smelter returns royalty of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S.$1,000,000.

4. RESOURCE PROPERTIES *(continued)*

Marco Maria Zone

Pursuant to an agreement (the Marco Maria Agreement) signed during fiscal 1999, the Company acquired the right to 100% of all production from seven (subsequently increased to eight) mineral concessions located contiguous to the existing San Simon mineral concessions. Total consideration paid to acquire this right was US$50,000 plus the issuances of 650,000 common shares.

These concessions are subject to a 3% net smelter royalty of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S.$1,000,000.

Dona Angela (Campo Nuevo) Zone

Pursuant to an agreement signed March 2, 2001, the Company has acquired the right to 100% of all production from 13 concessions covering 19,215 hectares located to the north, east and west of the Company's existing holdings at the San Simon property. The Company had originally agreed to pay U.S.$95,000 (U.S.$20,000 paid) to the optionor prior to July 31, 2003.

Pursuant to an amending agreement signed in August, 2003, the Company has agreed to pay the optionor the remaining U.S.$75,000 (U.S.$37,500 paid) and incur annual exploration expenditures until production of U.S.$100,000. The optionor agreed to accept 375,000 common shares (issued by the Company) at a price of U.S.$0.10 for the remaining U.S.$37,500. The agreement also calls for annual payments until production of US$20,000, commencing in fiscal 2005, to the optionor. Payments totaling $40,000 have been paid to date and commencing in fiscal 2007, the annual payment has been renegotiated and lowered to US$10,000.

These concessions are subject to a 3% net smelter royalty of which the Company can purchase 1% for U.S.$1,000,000 and a second 1% for U.S.$2,000,000.

5. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid year end balances referred to below are non interest bearing, payable on demand and have arisen from the provision of services described.

During the period ended December 31, 2006, the Company:

- incurred administration fees of $16,500 (2005 - $15,000) with an officer of the Company.
- incurred corporate development costs of $40,110 (2005 - $29,367) with a private company related by a director-in-common.
- incurred management fees of $81,018 (2005 - $54,662) with 2 private companies related by two directors-in-common. There was an overlapping period of two months during the transition of the successor president and the outgoing incumbent president of the Company.

5. RELATED PARTY TRANSACTIONS *(continued)*

- incurred legal fees of $10,896 (2005 - $15,405) with a law firm in which an officer of the Company is a partner.

As at December 31, 2006, accounts payable and accrued liabilities is inclusive of $27,457 (2005 – $26,253) due to a private company related by an officer.

As at December 31, 2006, accounts receivable and prepaid is inclusive of $1,400 (2005 - $1,390) in travel advances to a director.

6. SHARE CAPITAL

a) Authorized share capital:

The Company's authorized share capital consists of 500,000,000 common shares without par value.

b) Issued and outstanding share capital:

	December 31, 2006		September 30, 2006		
	Number of Shares	$	Number of Shares	$	
Issued - Beginning of period	267,887,321	51,609,560	197,699,161	42,772,462	
Private placements	-	-	14,860,875	2,487,326	(1)
Shares issued for finder's fees	-	-	43,750	-	
Exercise of options	-	-	500,000	75,000	
Exercise of warrants	100,000	11,286	54,783,535	6,274,772	
	100,000	11,286	70,188,160	8,837,098	
Issued - End of period	267,987,321	51,620,846	267,887,321	51,609,560	

(1) Net of $271,564 in share issue costs

6. SHARE CAPITAL *(continued)*

d) Share purchase warrants outstanding

i) The continuity of share purchase warrants outstanding is as follows:

	December 31, 2006	Weighted Average Exercise Price US$	September 30, 2006	Weighted Average Exercise Price US$
Balance outstanding - beginning of period	51,088,875	0.12	94,851,535	0.10
Activity during period:				
Warrants issued	-	-	14,860,875	0.16
Warrants exercised	(100,000)	0.10	(54,783,535)	0.10
Warrants expired		0.12	(3,840,000)	0.10
Balance outstanding - end of period	50,988,875	0.13	51,088,875	0.12

ii) Details of share purchase warrants outstanding at December 31, 2006:

Number of shares	Exercise price $US	Expiry date
5,446,000	$0.10	January 12, 2007
4,065,000	$0.10	January 19, 2007
26,617,000	$0.10	May 5, 2007
14,860,875	$0.16	February 2, 2008
50,988,875		

6. SHARE CAPITAL *(continued)*

c) Directors' and employees' stock options outstanding

i) The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. All options issued to date have vested immediately, effective the grant date.

ii) The continuity of stock options outstanding is as follows:

	December 31, 2006	Weighted Average Exercise Price $	September 30, 2006	Weighted Average Exercise Price $
Balance outstanding - beginning of period	14,350,000	0.17	14,485,000	0.15
Activity during period:				
Options granted	-	-	2,250,000	0.28
Options cancelled/expired	-	-	(1,885,000)	0.18
Options exercised	-	-	(500,000)	0.15
Balance outstanding - end of period	14,350,000	0.17	14,350,000	0.17

iii) Details of stock options outstanding at December 31, 2006:

Number of Shares	Option Price	Expiry Date
750,000	$ 0.160	April 22,2007
1,500,000	$ 0.150	November 19, 2007
2,000,000	$ 0.150	February 4, 2008
1,000,000	$ 0.150	June 10, 2008
500,000	$ 0.150	October 10, 2008
2,850,000	$ 0.150	April 6, 2009
3,250,000	$ 0.150	December 24, 2009
750,000	$ 0.160	April 22, 2010
450,000	$ 0.195	February 6, 2008
500,000	$ 0.270	March 3, 2008
500,000	$ 0.270	March 17, 2008
300,000	$ 0.455	September 13, 2011
14,350,000		

As at December 31, 2006, the contractual weighted average remaining life is 2.0 years (2005 - 2.86 years).

6. SHARE CAPITAL *(continued)*

e) **Share subscriptions**

- During the year ended September 30, 2001, the Company proposed to issue a private placement of 2.0 million units at $0.50 per unit to raise $1.0 million less a 7.5% finder's fee. Each unit is to consist of a common share and a two-year warrant to purchase an additional share for $0.50 in the first year and $0.60 in the second year. The Company has received subscriptions for 1,983,171 units (proceeds of $925,000, net of related issue costs). This private placement has regulatory consent; however, the units cannot be issued until the completion of certain regulatory filings.

- During the year ended September 30, 2001, the Company entered into an agreement with a purchaser for a private placement of 770,000 units at $0.30 per unit to raise $231,000. Each unit is comprised of one common share and one warrant to purchase one common share at a price of $0.30 per share in the first year and $0.40 per share in the second year. This private placement has regulatory consent; however, the units cannot be issued until the completion of certain regulatory filings.

f) **Stock-based compensation**

At September 30, 2006, $465,765 (2005 - $430,380) in stock-based compensation was recorded as a result of stock options granted during the year. The fair value of stock options granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate 3.00% (2005 - 3.07% -3.20%); expected dividend yield - Nil; expected stock price volatility 70.6% - 111.3% (2005 - 70% - 100%); and expected option life of 2.0 – 5.0 years (2005 - 1.5 – 5.0 years).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

g) **Contributed Surplus**

Continuity of contributed surplus is as follows:

Balance - September 30, 2005	1,428,731
Stock based compensation expense	465,765
2006 option exercises	(49,650)
Balance - September 30, 2006 and December 31, 2006	1,844,846

7. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	2006	2005
Canada		
Assets other than mineral property interests	$ 200,007	$ 1,575,382
Mineral property interests	-	-
Bolivia		
Assets other than mineral property interests	644,999	895,043
Mineral property interests	34,088,282	26,855,494
Total Assets	$ 34,933,288	$ 29,327,919

8. SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2006:

- The Company issued 5,830,000 shares pursuant to the exercise of warrants and received US$389,600 from the exercising of warrants of which share certificates have not been issued.
- Options were granted to purchase up to an aggregate of 4,000,000 shares of the capital of the Company exercisable at $0.27 per share until the close of business January 4, 2012 (3,700,000 shares) and January 9, 2012 (300,000 shares).

EAGLECREST EXPLORATIONS LTD.
Management Discussion and Analysis (Form 51-102F1)
For the Three Months Ended December 31, 2006

The management discussions and analysis, prepared as of February 27, 2007, review and summarize the activities of Eaglecrest Explorations Ltd. ("Eaglecrest" or the "Company") and compare the financial results for the period ended December 31, 2006 with those from December 31, 2005. The following information should be read together with the un-audited consolidated financial statements for the three months ended December 31 2006 and related notes attached thereto, which were prepared by management in accordance with Canadian Generally Accepted Principles. The reader should also refer to the annual audited financial statements of the Company for the years ended September 30, 2006 and 2005 and the related notes attached thereto. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Disclosure Controls and Procedures

Management has assessed the effectiveness of the Company's disclosure controls and procedures used for the financial statements and MD&A as at December 31, 2006. Although certain weaknesses such as lack of segregation of duties are inherent with small office operations, management has implemented certain controls such as frequent reviews and regular preparations of reconciliations of transactions to ensure absence of material irregularities. Management has concluded that the disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner. The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare the annual filings. The disclosure controls and procedures are designed to ensure effective information required to be disclosed pursuant to applicable securities laws are accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

General

Eaglecrest is involved in the acquisition, exploration and development of resource properties. The Company has exploration and production rights to 34 mineral concessions on Serrania San Simon located in the Canton of Matuega, Province of Itenez, and Department of Beni in northeast Bolivia. There are four areas of known gold mineralization, Doña Amelia, San Simon, Marco Maria and Doña Angela within the 296.75 km² San Simon property, which the Company has worked on since 1995.

In 2005, Eaglecrest completed the final option payment for the San Simon Property. In doing so, the Company has the right to explore for, produce and sell any minerals that exist within the borders of these 34 mining concessions, as well as to mortgage the concessions. The Joint Venture Agreements are registered with the Bolivian government's SETMIN organization in the name of the Company's wholly owned subsidiary ("EEBol"), which gives EEBol direct control of the concessions.

During fiscal 2006, management raised approximately $9.1 (US$8) million in funding to finance the continuation of its diamond drilling, underground development and bulk sampling program. On the San Simon project site, the Company has a camp capable of housing 150 people, an on-site standard fire assay laboratory, and a 120 tonne per day (at a 5 tonne per hour) gold recovery plant. The construction of the assay laboratory and gold recovery plant were completed during Fiscal 2005 and 2006.

Summary of Operations

Diamond drilling and underground development continued in the first Quarter of Fiscal 2007 in the Trinidad area of the 4.2 kilometres east-west brittle-ductile thrust fault (TMT) that hosts the Main Quartz Vein (MQV) in the Doña Amelia zone. The Quarter activities are summarized in the table below:

EXPLORATION TYPE	PRECENT QUARTER		PREVIOUS QUARTERS		TO DATE	
DOÑA AMELIA ZONE						
Diamond Drilling	16 holes	5,022.3 metres	212 holes	50,411.7 metres	228 holes	55,434.0 metres
Underground Development		226.8 metres		518.0 metres		744.8 metres
Drill holes intersected Underground	9		4		13	
Tonnes of rocks extracted	2,799 tonnes		9,230 tonnes		12,029 tonnes	
Gold Recovery Plant						
Milled	2,836 tonnes		7,055 tonnes		9,891 tonnes	82.7% extracted rock milled
High Grade Gold Flotation Concentrate	1,826.8 kg	272.0 oz gold	3,093.8 kg	267.85 oz gold	4,920.6 kg	539.85 oz gold
Fire Assay Laboratory	3,779 samples		7,716 samples		11,495 samples	

Diamond drilling continued in the First Quarter with two drills in the Trinidad area of the 4.2 kilometres east-west TMT that hosts the MQV in the Doña Amelia zone. In the combined Trinidad and Las Rosas areas diamond drilling has intersected true MQV widths of up to 15.9 metres defining 2,000 metres of strike length to a down dip extent of up to 740 metres. In the Manganeso area, diamond drilling has intersected MQV width up to 6.8 meters and defined the strike length at depth to 1,000 meters with a down dip extension up to 470 meters.

Advance of development of the TD-1 decline continued during the Quarter with development along the L484-W and L463-E drifts as well as raises, declines and cross-cuts from these drifts. Up to 4 heading were developed at any given time resulting in higher production during the Quarter than in previous Quarters. Development of the various headings intersected 9 additional diamond drill holes for comparison of diamond drill hole grades with bulk sampling grade.

The gold recovery plant in the Manganeso area continued regular operation with two to three 8 hours shifts during the Quarter. A third shift was added on occasion to keep up with the additional bulk sample volume supplied by the underground development. Sampling in the milling circuit showed the material is grind sensitive and feed rate was alternated between 5 or 3 tonnes per hour, with the later returning higher recovery percentages.

The on-site standard Fire Assay laboratory, (operated independently under the overall supervision of consulting metallurgist and independent Qualified Person, Mr. Gary Hawthorn), has been preparing standard Fire Assays (FA) on diamond drill core, underground development, surface geological and gold recovery plant processing samples. In addition the laboratory has been preparing screened Metallic Fire Assays (MFA) on selected higher grade samples and samples of specific interest for a second determination of the gold grade.

SRK Consulting (Canada) Ltd. informed the Company in mid-December that infill drill was required to be able to undertake a resource calculation of the L463 shoot and the Trinidad MQV. This infill drilling is planned for the Second Quarter of Fiscal 2007.

Field work was completed in December for the third annual report to the Bolivian government, as stipulated in the August 10, 2005 Environmental License. The report will be filed prior to February 10, 2007 deadline. The stream water and sediment baseline study is ongoing with collection of samples every 2 to 3 months.

Management

Hans Rasmussen, President, Chief Operating Officer & Director (Appointed President in January 1, 2007):
Mr. Rasmussen has a M.Sc in geophysics, B.Sc's in geology and physics, and twenty-three years of experience in mineral exploration in North and South America. His tenure includes such major organizations as Newmont Exploration, Kennecott/Rio Tinto and White Knight Resources, Ltd. Mr. Rasmussen's employment experiences comprise both hands on field exploration work as well as corporate senior management responsibilities.

Carl A. Erickson, President & Director (Resigned as President and Director December 29, 2006):
Mr. Erickson became the President of the Company on September 30, 2002 and has over 25 years of senior management experience working all over the world in the mining, petrochemical, infrastructure development, building and construction and technology sectors.

Paul Zdebiak, Corporate Development & Director:
Mr. Zdebiak, Director of Eaglecrest since November 2002, has been in the equity industry since 1988 specializing in small capital companies, equity financing and portfolio management.

J. Frank Callaghan, Director:
Mr. Callaghan was appointed a director of the Company in February, 2005. In addition to his vast experience in business and management, Mr. Callaghan is currently President and Chief Executive Officer of several resource exploration and development companies that are all listed on the TSX Venture Exchange.

Dr. Odin Christensen, Director (appointed director in January 4, 2007):
Dr. Christensen holds a PhD in Geology from Stanford and is an AIPG Certified Professional Geologist and a Qualified Person. He worked with Newmont Mining Corporation, one of the world's leading gold producers for over twenty years, and as Chief Geologist, he was responsible for overseeing the technical quality of Newmont's worldwide geology programs.

William Jung, Chief Financial Officer:
Mr. Jung, joined the Company in October 2003 as Chief Financial Officer, qualified for his C.A. designation while articling with a major international chartered accounting firm, and has over 25 years of experience in the areas of finance and business and TSX Venture Exchange companies.

Terrence E. King, Corporate Secretary:
Mr. King, the Company's legal counsel as well as Corporate Secretary of the Company has been involved in corporate law, finance and the securities industry for 22 years.

Tor Bruland, M.Sc., P.Geo. (B.C.):
Mr. Bruland, Project Manager for the Company's current San Simon Project, joined Eaglecrest in March 2003. He is the Company's "Qualified Person" with more than 26 years of exploration and management experience. Mr. Bruland has work in North and South America, Asia and Europe on precious and base metal projects with both major mining companies as well as junior exploration companies.

Donald G. Allen, M.A.Sc., P.Eng. (B.C.):
Mr. Allen, a professional geological engineer joined the Company in July 2003, and is the Company's second "Qualified Person". Mr. has worked in the exploration industry for more than 40 years with major mining companies and junior exploration companies in North and South America and Africa.

San Simon Property, Bolivia:

(a) Doña Amelia zone

The Doña Amelia zone is located in the center of the San Simon property and encompasses an area of approximately 40 square kilometres. The sedimentary rock units of the Doña Amelia zone have been subject to polyphase deformation history. Initial north-south compression (during the second stage of deformation (D3) affecting the area) developed an east west antiform. Continued compression developed a shallow south dipping brittle-ductile thrust fault (TMT) along the axis of the antiform. The TMT is curviplanar structure with some sections striking northeast in the Trinidad and Las Rosas areas that can be interpreted as fault relay zones. Dilation zones are developed in these northeastern striking fault relay zones of the TMT as seen in the western end of the Trinidad open pit developed by the informal artisan miners. Numerous sub-ordinate, sub-parallel thrust faults are developed in both the footwall and the hanging wall of the TMT. Further progressive deformation resulted in the formation of conjugate set of strike-slip shear zones. The original gold discovery on the San Simon plateau in 1742 by Jesuit priest was on a northeast striking conjugate shear zone which is now called Mina Vieja or old mine. The northwest striking conjugate shear zones are dominant with a dextral sense of displacement while the northeast striking conjugate shear zones are subordinate with a sinistral sense of displacement. This is typical of conjugate shear zones in orogenic belts and often reflects a pre-existing structural grain in the underlying crystalline basement rocks. The conjugate shear zones cut and displace the TMT, and their spacing appears to increase from west to east.

Late during the D3 deformation two stages of hydrothermal fluid influx occurred. The first deposited unmineralized quartz in the TMT (preferential in the northeastern striking dilation zones) and in the conjugate shear zones at or near the intersection to the TMT. The quartz vein along the TMT is referred to as the Main Quartz Vein (MQV) and varies at surface in thickness from less than 1 to 8.0 metres with the largest thickness developed in the relay fault dilation zones. The second fluid phase introduced arsenopyrite→ hematite→gold bearing fluids that fracturated and brecciated the earlier quartz vein. Gold mineralization is found with the MQV in the TMT, the sub-ordinate thrust faults and conjugate shear zones as well as in the footwall and hangingwall of the MQV up to 5 metres from the contact. Two principal structural 'traps" for the gold mineralization have been identified:

1. Northeast striking dilation zones in the TMT
2. Intersections of the TMT and the conjugate sets

Since the mid 1980's local artisan informal miners (peaked at approximately 1,000 in mid 1990's) have extracted gold from both the principal structural traps and the quartz vein in the TMT, sub-ordinate thrust faults and conjugate shears zones.

Diamond drilling and surface mapping has traced the TMT/MQV along 4.2 kilometres of strike and as much as 740 metres down dip with dimensions of less than 1 to 15.9 metres.

Trinidad area

The conjugate shear zones insignificantly fragment the strike of the TMT/MQV in this area as they are rare and the TMT/MQV is confirmed by drilling over 1,600 metres strike length and up to 740 metres of down dip extension. The MQV is confined to the TMT, conjugate shears and sub-ordinate thrust faults in the hanging wall. These sub-ordinate thrust faults/reverse faults are narrow with insignificant volume resources in the Trinidad area. The width of the MQV from drill intersections in this area ranges from less than a metre to 15.9 meters.

Drilling has identified two semi-horizontal dilation zones down dip from the Trinidad pit apparently related to the stratigraphic quartzite upper contact off-set by the TMT. Steeper dilation zones are possibly related to relay fault branch lines between the off-set quartzite contacts. These steeper dilation zones appear to plunge parallel to the TMT slip direction to the south-southwest.

DILATION ZONES	SECTIONS	UNDER-GROUND INTER-SECTIONS	DOWN MQV DIP LENGTH	DRILL HOLES	AVERAGE GOLD GRADE	DRILL MQV TRUE WIDTH RANGE	AVERAGE DRILL TRUE WIDTH
Zone A or L463	597,850E to 598,150E		0 –270 metres	27	4.7 grams/tonne	1.0 - 7.6 metres	3.0 metres
		Underground Results		**Length**	**Gold Grade**	**Tail. g/t**	**Recovery**
		L463-E Drift		35.5 metres	5.2 grams/tonne	0.6 g/t	89.0 %
		R64 Raise		13.4 metres	6.4 grams/tonne	0.6 g/t	89.0 %
		D206 Decline		19.4 metres	7.1 grams/tonne	0.8 g/t	87.9 %
Zone B or L484	597,700E to 597,800E		0 – 170 metres	12	1.4 grams/tonne	0.9 – 6.4 metres	2.3 metres
		Underground Results		**Length**	**Gold Grade**	**Tail. g/t**	**Recovery**
		TD-1 Decline		8.9 metres	3.7 grams/tonne	1.0 g/t	74.1 %
		TD-1-057 Raise		26.4 metres	4.4 grams/tonne	0.7 g/t	83.1 %
		L484-W-LP Drift		7.4 metres	4.7 grams/tonne	0.4 g/t	85.7 %
		R96A Raise		18.5 metres	5.6 grams/tonne	0.7 g/t	87.5 %
		R96B Raise		8.1 metres	6.5 grams/tonne	0.7 g/t	88.5 %
Zone C	596,850E to 598,250E		325 – 600 metres	34	1.2 grams/tonne	1.3 – 15.9 metres	4.3 metres
Zone D	598,150E to 598,750E		170 - 325 metres	14	1.6 grams/tonne	1.9 - 7.7 metres	3.4 metres
Zone E	597,700E to 598,150E		600 - 740 metres	3	0.2 grams/tonne	1.8 – 3.0 metres	2.5 metres

Dilation Zone A, or the L463 shoot, is plunging steeply to the southwest from the artesian miners pits in the Trinidad area. The gold mineralization is somewhat nuggety in this Dilation Zone/shoot as seen both from individual pulp assays and from the rapidly changing bulk sample gold grades.

Dilation Zone B, or the L484 shoot, is plunging steeply to the southwest from the decline portal area to an area with limited diamond drill coverage. This Dilation Zone/shoot could potential have similar plunge dimension as the Zone A/L463 but appears to have shorter strike extension.

Dilation Zones C, D and E are semi horizontal Dilation zones that appear to have the same origin in the eastern end of the Trinidad area and extending to the west at different plunge angles. Zone D has a slight up plunge, and could potentially extend to and connect Zone D with Zone A/L463. Zone C is approximately horizontal and extends into the Las Rosas area. It has a strike length of at least 1.3 kilometres and is still open to the west. Zone E has seen only limited drilling with 3 holes; and more drilling will be needed to define this zone.

A significant northwest striking brittle fault with numerous subordinate splay faults striking northwest to east-west all with a steep north to northeast dip has been identified in the Trinidad area. It is a fault system related to the final deformation phase in the area and appears to offset the TMT/MQV by as much as 70 metres. However, diamond drilling on Section 597,650E and underground development to date indicated that there is no vertical offset of the MQV.

Las Rosas area

This area is located between the Trinidad and the Manganeso areas and covers a strike length of 1.1 kilometres with about 400 metres tested by drilling. The strike of the TMT/MQV in this area is somewhat fragmented by the conjugate shear zones which have a spacing of 20 to 120 metres from west to east. A semi-horizontal dilation zone is exposed in artisanal miner's workings in the central and eastern part of the area.

DILATION ZONES	SECTIONS	DOWN MQV DIP LENGTH	DRILL HOLES	AVERAGE GOLD GRADE	DRILL MQV TRUE WIDTH RANGE	AVERAGE DRILL TRUE WIDTH
Zone F	596,650E to 596,750E	340 - 450 metres	3	0.7 grams/tonne	1.7 – 3.7 metres	3.0 metres

Dilation Zone F is semi horizontal and could be an extension of Dilation Zone C in the Trinidad area, more drilling is required to define this zone.

Manganeso area

TMT/MQV has been extensively fragmented by the conjugate shear zones in this area. In the western part they have a spacing of as little as 10 to 50 metres increasing to 20 to 60 metres s in the eastern part. The TMT/MQV displacement by the conjugate shears, range from 5 to as much as 80 metres. The TMT/MQV has been traced by drilling along strike for 1,000 metres and as much as 470 metres down dip. Most drill holes have several quartz vein intersections divided between TMT/MQV and the conjugate shears. Identifying one from the other is difficult from the existing data due to the large drill hole spacing of 100 metres and the identical nature of both the quartz and the gold-hematite±arsenopyrite mineralization in these structures. Closer drill hole spacing (25 to 50 metres) is required to differentiate between the TMT/MQV and the conjugate shears and establish continuity of both.

The antiform that hosts the TMT/MQV plunges to the west from the Trinidad area and even with the lower topographic level at Manganeso it has a higher stratigraphic position in the sedimentary sequence. Quartzite intersections are more frequent and extensive in the eastern part of the Manganeso area where the sub-ordinate thrust fault have emplaced the older El Colorado quartzite formation over the younger Bonanza litharenite formation in the same manner as found in drill holes in the Trinidad area. However, the conjugate shear zones have fragmented these reverse thrusted segments in the same manner as the TMT/MQV that makes correlation of the quartzite unit and the MQV difficult at the present drill hole spacing.

Even considering the problems identifying the TMT/MQV and the conjugate shear zones there appear to be at least one semi-horizontal dilation zone in the Manganeso area. This potential dilation zone will be the target for close spaced drilling in the Manganeso area in late 2007.

Gold Mineralization

The gold can be coarse (up to 3 millimeters) and occurs either as free individual grains associated with hematite or on fractures in arsenopyrite. Metallurgical testing by the Company's independent Mineral Processing Engineer Mr. Hawthorn, indicate an overall gold recovery of 95% divided between approximately 50% gold concentrate and approximately 50% gold bullion at a nominal gold grade of 5 grams/tonne. However, results from the first 15 months of processing bulk samples in the gold recovery plant has shown that the ratio of coarse to fine gold is low as defined by the low Cyclone Underflow to Cyclone Overflow ratio and all the gold can be recovered in the high grade gold flotation concentrate. The gravity circuit is presently not activated, but the ratio is constantly monitored and if the ratio increases the gravity circuit will be activated.

Gold mineralization is generally erratic and inhomogeneous distributed with the MQV, and confidence in determining in-situ gold grades by diamond drilling or individual channel samples is low (as in so many other gold deposits with extreme nugget effect or irregular distribution). Locally, like in the L463 shoot it is found to be somewhat nuggety with poor reproducibility of pulp assays. The nuggety nature of the gold mineralization is generally eliminated in the bulk samples because of their size (5 to 45 tonnes each).

Footwall and Hangingwall style mineralization identical to the one encountered in the L484-W drifts, raises and declines has also been encountered in the L463-E drift, raise and declines. The gold is hosted in hairline quartz veins and along fractures in both the Footwall and Hangingwall of the MQV and extends up to 5.0 metres from either contact. This gold mineralization is better developed in the Footwall than the Hangingwall. Re-evaluation of the diamond drill logs and assay results have identified this gold mineraization in all of the Dilation zones in the Trinidad area. Considering the erratic and inhomogeneous to sometimes nuggety distribution of the gold mineralization as well as low confidence level of true in-situ gold grades in diamond drilling, it is expected that this mineralization is continuous along both contacts in all the Dilation zones.

Diamond Drilling

Diamond drilling continued during the Quarter and to date is summarized in the table below.

EXPLORATION TYPE	RECENT QUARTER		PREVIOUS QUARTERS		TO DATE	
DOÑA AMELIA ZONE						
Diamond Drilling	16 holes	5,022.3 metres	212 holes	50411.7 metres	228 holes	55,434.0 metres
Monthly drilled average		2,008.9 metres				
Trinidad Area	16 holes	5,022.3 metres	131 holes	36,201.3 metres	147 holes	41,223.6 metres
Trinidad Area Footwall	No drilling		8 holes	707.1 metres	8 holes	707.1 metres
Las Rosas Area	No Drilling		20 holes	3,880.5 metres	20 holes	3,880.5 metres
Manganeso Area	No drilling		42 holes	9,622.8 metres	42 holes	9,622.8 metres

Underground Exploration Development

The principal objective of the underground exploration program are to intersect the most accessible mineralized shoot and to conduct bulk sampling, which, as mentioned above, is the best manner to determine the average in-situ gold grade. In addition, an attempt is made to locate the actual drill hole intercept underground to compare diamond drill core grades with bulk sample grades.

The TD-1 decline was collared in August 2005 by AMTRAC Ltda. on section 597,700 E and has been developed down plunge at N128E of the MQV at approximately 35 to 42 degrees through Dilation Zone B/L484 shoot toward diamond drill hole TRD03-032 in Dilation Zone A/L463 shoot. The development is being done by track mining equipment. Two drifts has been collared from the decline at the 484 (L484-W) and 463 (L463-E) metres elevation respectively to the west and east from the decline. The drifts are driven towards diamond drill holes in the MQV to compare diamond drill hole grades with bulk sampling grade to determine the true in-situ gold grade of diamond drill hole intersections. Several raises and declines have been developed from both drifts to intersect the various diamond drill holes. To date 13 diamond drill holes have been intersected, including both the MQV and the 2nd quartz vein in hole TRD04-096. It is expected that another 7 diamond drill holes will be intersected during underground development during Fiscal 2007.

Bulk samples gold grades as determined by processing in the gold recovery plant have been received from 12 of 13 diamond drill holes intersections in the underground development (gold recovery plant samples from the bulk sample which intersected the 13th diamond drill hole were apparently contaminated during sample collection). Results obtained so far indicate that drill hole grades understate the bulk sample grades an average approximately 400%, or bulk sample gold grades as represented by the calculated gold grades are 4 times the diamond drilling grades. These results should be taken with caution as the number of diamond drill holes intersected are relatively few, and comparisons may not be sufficient for statistical purposes.

A summary of the underground development during the Quarter and to date is presented in the table below.

EXPLORATION TYPE	RECENT QUARTER		PREVIOUS QUARTERS		TO DATE	
Underground Development		226.8 metres		518.0 metres		744.8 metres
TD-1 decline	No advance			192.1 metres		192.1 metres
L484-W drift		6.7 metres		133.6 metres		140.3 metres
L463-E Drift		36.3 metres		68.5 metres		104.8 metres
L484-W52-LR	No advance			27.2 metres		27.2 metres
Secondary Drifts	4	41.9 metres	3	10.4 metres	7	52.3 metres
Raises	1	92.2 metres	5	86.2 metres	6	178.4 metres
Secondary Declines	5	49.7 metres			5	49.7 metres
Drill holes intersected Underground	9		4		13	
Tonnes of rocks extracted	2,799 tonnes		9,230 tonnes		12,029 tonnes	

Diamond drilling of the erratic, inhomogeneous and nuggety gold mineralization is effective in demonstrating the geological continuity of the MQV, but collection and processing of bulk samples in the gold recovery plant and calculation of feed gold grades are necessary to establish the true in-situ grade of the gold mineralization in the MQV.

Gold Recovery Plant

In 2005 the company constructed a pilot gold recovery plant to process material from the underground development program. This was commissioned in September of the same year.

The muck from the underground program consists of varying proportions of quartz vein and surrounding wallrock, depending on the width of the MQV. The mateiall is transported to the Company's gold recovery plant in the Manganeso area where it is crushed, milled and processed by flotation on a batch basis to determine the true in-situ average grade of the gold mineralization. Samples are collected for assay, before, during and after processing. Once the grade of the tailings and concentrate are obtained it is possible to calculate the true grade of the bulk sample as well as the percent recovery.

The decision to process as single or multiple rounds is based upon underground, coarse and crushed bull, sample gold Fire Assay results that are continuous review. Since initial operation did not show significant coarse gold in the ball mill discharge samples and the low coarse to fine gold ratio as defined by the Cyclone Underflow to Cyclone Overflow ratio it was decided in the Second Quarter of Fiscal 2006 to recover all the gold in the flotation circuit. The coarse to fine gold ratio is under constant review, and when the ratio of coarse to fine gold increases the gravity circuit of the plant will be activated.

A summary of the processing during the past Quarter and to date is presented in the table below.

EXPLORATION TYPE	RECENT QUARTER		PREVIOUS QUARTERS		TO DATE	
Gold Recovery Plant						
Milled	2,836 tonnes		7,055 tonnes		9,891 tonnes	82.7% extracted rock milled
High Grade Gold Flotation Concentrate	1,826.8 kg	272.0 oz gold	3,093.8 kg	267.85 oz gold	4,920.6 kg	539.85 oz gold
Concentrate shipped	No shipping		2,772.4 kg	225.25 oz	2,772.4 kg	225.25 oz
Concentrate to ship	2,148.2 kg	214.6 oz gold	2,772.4 kg	225.25 oz gold	4,920.6 kg	539.85 oz gold

The gold recovery plant produces a high grade marketable flotation concentrate, and in June 2006 the Company signed a contract for the sale of this concentrate with Mel-Mex Peñoles S.A. de CV, a division Peñoles of Mexico ("Peñoles") in June of 2006.

Peñoles is the leading gold producer in Latin America and an integrated mining group with operations in smelting and refining of non-ferrous metals. Their plants and production centres have earned Clean Industry certification from the Mexican government. Founded in 1887, Peñoles is now the world's top producer of refined silver, metallic bismuth and sodium sulfate. They employed in excess of 5,000 workers and operate eight mines (silver, gold, lead and zinc) in Mexico. In 2005, Peñoles grossed $21.4 billion in revenue.

The standard contract with Peñoles, will give the Company 97.5% of the average gold price for the month following arrival of the concentrate in Mexico. The Company will pay a bulk handling charge of $255 per metric tonne and a refining charge of $6 per ounce. A small penalty will apply in the event that the concentrate falls below the required level of purity. Taking into account of all of the foregoing, the Company estimates it will receive cash payments equal to approximately 95% of the average gold price for the monthly following arrival of the high grade gold concentrate at Peñoles facilities. In addition there is Bolivian government royalties on exportation and freight for a total net revenue to the Company estimated at 85% of the value.

Independently operated Standard Fire Assay Laboratory (ANALAB S.R.L. of Peru)

The Company contracted ANALAB S.R.L. of Peru in June 2005 to run the on-site standard Fire Assay laboratory. The laboratory has been independently operated since than, and a summary of actives in the last Quarter and to date is listed in the table below.

EXPLORATION TYPE	RECENT QUARTER	PREVIOUS QUARTERS	TO DATE
Fire Assay Laboratory	3,779 samples	7,716 samples	11,495 samples
Fire Assays	3,358 samples	6,871 samples	10,229 samples
Metalic Fire Assays	2 samples	125 samples	127 samples
High Grade gold flotation concentrates	149 samples	216 samples	365 samples
San Simon Standards	142 samples	290 samples	432 samples
CDN Laboratory Standards	41 samples	214 samples	255 samples
Blanks	87 samples	0 samples	87 samples

The laboratory prepare Fire Assays (FA) on all samples submitted, with routinely duplicate FA on a second pulp for samples over 2 grams/tonnet gold. In addition, the laboratory has been preparing screened for metallics Fire Assays (MFA) on selected higher grade samples and samples of specific interest for a second determination of the gold grade. The sample turn around time is generally less than 48 hours.

A total of seven San Simon standards of varying grades from the MQV and two international standards (CDN Laboratories) have been inserted with the sample submissions and Fire Assay batches for quality Control. During the quarter blanks were inserted in the submissions following potential higher grade samples for Quality Control of the sample preparation facility.

Both the gold recovery plant and the independently operated standard Fire Assay laboratory are under the overall supervision Mr. Gary Hawthorn, P.Eng. (B.C.), who is the independent mineral processing Consultant t the Company and Qualified Person as defined by Canadian Security regulation National Instrument 43-101.

Independently Resource Calculation and Preliminary Assessment of the Doña Amelia Zone

SRK Consulting (Canada) Ltd. reviewed the results of the diamond drill and underground bulk sampling programto during November and December. They concluded that due to the nature of gold mineralization the holes drilled to date are too wide spaced at 100 m to be able to locate and define the continuity of the gold bearing shoots A much narrower drill hole spacing has been recommended, which the Company will start that during the next Quarter. This will allow SRK to calculate resources for individual higher grade shoots later in the year. The infill diamond drilling will start with Dilation Zone A/L463 shoot.

SRK Consulting (Canada) Ltd. is an independent, international consulting practice. Formed in 1974 in Johannesburg, South Africa, SRK has expanded to 25 offices with more than 500 professionals and has serviced 1,500 clients. These clients include major and medium size metal and industrial mineral mining houses, exploration companies, banks and petroleum exploration companies.

Environmental

Field work for the third annual report to the Bolivian government, as stipulated the August 10, 2005 Environmental License was completed in December and the report will be filed prior to February 10, 2007 deadline. The stream water and sediment baseline study is ongoing with collection of stream water samples every 2 to 3 months.

Agreement with San Simon Resources LLC ("SSR")

Under an April 15, 2003 agreement (the "Agreement") with SSR, by expending US$500,000 in exploration costs and other expenses, and making certain property payments, the Company acquired from SSR an 80% interest in 82.00 square kilometers of the Company's total of 296.75 square kilometers of concessions held under a total of six (6) Joint Venture agreements. The Agreement with SSR stipulates that the cost of exploration subsequent to the first $500,000 spent by the Company is to be split according to the relative interests of SSR and the Company, and that if either party does not contribute to an exploration budget, its interest in the subject concessions "... will be diluted according to the industry standard dilution formula based initially on SSR and Eaglecrest having been deemed to have made 20% and 80% respectively of US$2,000,000." During fiscal 2005, a letter was delivered to SSR on behalf of the Company advising SSR that SSR must pay US$1,079,126.51 (being 20% of what the Company had spent on the concessions since earning its 80% interest) if SSR wished to maintain its 20% interest in the property.

In July 2005, SSR responded by letter, claiming in effect that SSR is not obligated to fund any portion of exploration expenses on the San Simon mineral concessions to maintain its percentage interest in those concessions.

SSR alleges that the Company was obligated to prepare a formal joint venture agreement and to inform SSR when the Company incurred sufficient exploration expenses to earn the Company's 80% interest. The Company denies that it had any such obligations under the Agreement or otherwise and points out that the sole provision in the Agreement dealing with a formal agreement states simply that:

"Certain aspects of this agreement will be replaced by a formal agreement, the terms of which will supercede (sic) this agreement. All parties agree to negotiate in good faith to complete and execute formal agreement."

That clause does not impose any greater obligation on the Company than it imposes on SSR. The Company does not consider the SSR claim to be meritorious or material. It is the Company's position that it is in compliance with all provisions of the Agreement and SSR has failed to notify the Company of any valid grounds for SSR's claim and the Company will continue with its planned exploration program.

(b) San Simon zone, Bolivia

The San Simon zone is located in the southeastern part of the San Simon property with specific focus on the Paititi area. The zone was explored during the period 1999 to 2002 by trenching, diamond drilling, surface bulk sampling and underground development and bulk sampling. The extensive surface bulk sampling of the Paititi area averaged 1.6 grams/tonne gold within 0.4 square kilometre open pit excavated and worked by the local informal artisan miners.

The high-grade "12/17" target located in the center of the 7 kilometres strike length of the Paititi-Buriti structure and adjacent to the artisan miners open pit, was intersected at the east end of the 690 metres decline in November of 2002 at a depth of 80 metres below surface. The underground workings established that the "12/17" target was a 0.2 to 0.5 metre thick quartz vein that had been offset by a fault and that the previous diamond drilling had intersected the vein on both side of the fault in both drill holes. The decline exposed the quartz vein over a total strike length of 14.5 metres and determined that the true average fully diluted gold grade was 1.25 grams/tonne gold.

Gold grade are very erratic and the work to date has failed to identify any open pit mineable gold resource due to the high dilution of the quartz veins by the host quartzite.

(c) Marco Maria zone, Bolivia

The Marco Maria zone includes both the Marco Maria and Max areas that are located in the north and northeast part of the San Simon property. Evaluation of the Witswatersrand type gold paleoplacer potential of the zone was completed in 2001 and 2002. Bulk sampling of the coarse sediments and conglomerate established an average gold grade below 0.1 grams/tonne.

(d) Doña Angela zone

The Doña Angela (Campo Nuevo) zone is located in the northwest part of the San Simon property approximately 20 kilometres to the northwest of the Doña Amelia zone. Gold mineralization has been identified in several quartz veins over a 4 square kilometre area where placer mining has operated intermittently over the past 20 years in the creeks that drain the Serrania San Simon in this region. Several extensive quartz reefs cover the plateau of the Serrania San Simon here, and sheeted, stacked or en echelon quartz veins outcrop in the southern slope of the Serrania San Simon. The quartz veins are hosted by the Bonanza Formation arkoses, litharenites and conglomerates, as is the MQV in the Doña Amelia zone. The British Geological Survey identified two major structures on the plateau during mapping in the early 1980s. The potential of this zone is unknown at the present time, but an initial evaluation is planned for January 2007.

Summary of operational results and work in progress subsequent to December 31, 2006:

EXPLORATION TYPE	RECENT QUARTER		PREVIOUS QUARTERS		TO DATE	
DOÑA AMELIA ZONE						
Diamond Drilling	No drilling		228 holes	55,434.0 metres	228 holes	55,434.0 metres s
Underground Development	No advance			744.8 meters		744.8 metres
Drill holes intersected Underground	none		13		13	
Tonnes of rocks extracted	none		12,029 tonnes		12,029 tonnes	
Gold Recovery Plant						
Milled	59 tonnes		9,891 tonnes		9,950 tonnes	82.7%
High Grade Gold Flotation Concentrate	22.0 kg	10.0 oz gold	4,920.6 kg	539.85 oz gold	4,942.6 kg	549.85 oz gold
Concentrate shipped	1,409.2 kg	171.0 oz gold	2,772.4 kg	225.25 oz gold	4,181.6 kg	396.25 oz gold
Concentrate to ship	761.0 kg	153.75 oz gold	4,181.6 kg	396.25 oz gold	4,942.6 kg	549.85 oz gold
Fire Assay Laboratory	529	samples	11,495	samples	12,024	samples
SAN SIMON ZONE						
Grid preparation (100 meter lines)	29 km	25 %			29 kilometers	25 % completed
Soil samples collected	609				609	
Rock samples collected	0				0	
DOÑA ANGELA ZONE						
Grid preparation (100 meter lines)	15 km	4 %			15 kilometers	4 % completed
Soil samples collected	327				327	
Rock samples collected	81				81	

Fuel shortage has been a problem in Bolivia since August 2006, with availability of 60% of normal. With the inventory the Company had last August there was no direct impact on the project during the final 5 month of 2006. However, inventory was delayed to less than 2 weeks fuel operation by December 31, 2006. With the start of the rainy season and poor road conditions the Company decided to suspend drilling and underground development until a sufficient inventory of fuel could be acquired.

January was a relative dry month and the Company was able to purchase and deliver 94,000 litres during the month and another 90,000 litres in February, for an approximately two and a half month operational inventory at present. Heavy rain in February has deteriorated road conditions, but the Company believes the present inventory with some additional supplies over the next 3 months will enable full operation through the end of the rainy season (end of May). Drilling and underground development will resume in March.

The Company initiated soil grid preparation in the Doña Angela zone and the area between Doña Amelia and San Simon zones in January. Mapping and soil sampling is continuing in the area between Doña Amelia and San Simon zones, but work in the Doña Angela zone was suspended at the end February as the heavy rain made roads to this camp (some 30 km from the main camp) impassable and supplying the crew was no longer possible. It is expected that the work there will continue at the end of the rainy season.

Major Drilling International Inc. and AMTRAC Ltda. have been working on maintenance of equipment for the past 2 months in preparation for full operation startup. The gold recovery plant milled four bulk samples that were left from 2006 and has been completing maintenance of the plant.

A procedure error for the assay of high grade flotation concentrate was identified at the on-site independently operated (ANALAB S.R.L. of Lima, Peru) laboratory late last year. Due to the general low silver grade and high gold grade of the concentrate, the laboratory supervisor decided without consultations with Mr. Hawthorne, who is the Company's independent mineral processing Consultant and Qualified Person and the overall laboratory supervisor, to assay the concentrate without inquartation. The consequence was that the concentrate grade reported was gold plus silver, not gold only. All the 365 concentrate samples were re-assayed in January and February according to Mr. Hawthorn's direction for inquartation and cupellation. The re-assayed concentrates are on average 3% lower than the original assays. Mr. Hawthorn has recalculated all the bulk sample grades, and those grades were used in the calculation of underground average grades in the Trinidad area table.

Eaglecrest has received settlement from Peñoles for the first two shipments of high grade gold flotation concentrate that were air freighted in September 2006. The two shipments contained a combined 225.25 ounces of gold with a settlement gold price of US$627.83 per ounce. Based on the agreement with Peñoles, the Company receives from Peñoles a payment for 95% of the gold value in the concentrates. After shipping costs and royalty payments to the Bolivian government, the company receives 84% of the gold value in the concentrates. In addition, the Company air freighted a third shipment in January. The 1.4 tonne shipment contains approximately 170 ounces of gold (at a gold grade of 121.3 ounces of gold per tonne). A fourth shipment containing the remainder of the high grade gold flotation concentrates produced in 2006 is being made ready for shipping and is expected to leave Bolivia before the end of February.

The third biannual report of activities as required by the Environmental License issued August 10, 2005 was filed with the Bolivian government in late January prior to the February 10, 2007 deadline.

Overall Review of Operations

Since taking over slightly more than four years ago, management has raised to date approximately US$21,000,000 in financing, settled debts, reduced current liabilities, and has improved the overall position of the balance sheet. This allowed for the successful completion of another aggressive and concentrated drilling program as well as the initiation of the underground bulk sampling program in the Trinidad area in 2005, which was vigorously pursued during the 2006 fiscal year. While results of the underground sampling were encouraging, more drilling and concise targeting of further samplings are still required for fiscal 2007. In the early part of fiscal 2007, the management team was strengthened by the addition of another technically-skilled director and appointment of a highly qualified and well-seasoned geologist experienced within the industry as President, to guide Eaglecrest forward in the Company's development. These was done to support the increasingly technical complexity of the project requiring direct industry experience to lead the Company and the project forward as well as to increase the confidence levels within the equity capital market.

Since reacquiring the "High Grade Trinidad Zone" in 2003, the strike length of that zone has been expanded to 4.2 kilometers at surface, and was renamed the Doña Amelia zone. The Doña Amelia zone, which is considered by management to be the Company's principal target of exploration, has been the main focus since the second half of fiscal 2003. The current plan for fiscal 2007 is to continue the development the Doña Amelia zone by defining the dimension of the L463 high grade gold shoot with close-spaced infill drilling. The underground development and bulk sampling for processing in the gold recovery plant will continue to determine the true in-situ average gold grade of the L463 high grade gold shoot. The data from the surface drilling and underground bulk sampling will be used to complete an initial Resource Calculation of the L463 shoot during 2007. Infill diamond drilling will continue to delineate the other high-grade gold shoots following the detailed definition of the L463 shoot.

The Environmental License for underground development and a 500 tonne per day gold recovery plant was issued August 10, 2005. Management will continue its funding raising efforts with the intention of completing the 20,000 metres diamond drilling Phase III in the Trinidad area of the Doña Amelia zone, approximately 1,000 metres of underground exploration development in the TD-1 declines and drifts along strike of the MQV both to the east and west the decline with several local raises and declines to intersect surface diamond drill holes and the processing of about 15,000 to 20,000 tonnes in the gold recovery plant. It is estimated that the Phase III exploration program will take an additional three months to complete. A NI43-101 technical report for the project is scheduled for completion in March 2007 for filing with the Toronto Stock Exchange.

Planning is underway for a Phase IV 20,000 metres diamond drill program to be initiated late in the third Quarter of Fiscal 2007. During the initial part of Phase IV the Company anticipate completing a NI 43-101 category Resource Estimate for the L463 shoot of the Trinidad area in the Doña Amelia zone (approximately 1% of the total approximately 300 square kilometers of the San Simon project).

Diamond drilling with two drills is expected to resume in March 2007 to complete the Phase III diamond drill program to add to the 55,434.0 metres that were completed to date in the Doña Amelia zone at the end of 2006. The TD-1 decline in the Trinidad area of the Doña Amelia zone was collared in July 2005 and by the end of 2006 a total of 744.8 metres of underground development was completed. The gold recovery plant is continuing operating at a rate of three or five tonnes per hour depending on grade for optimum recovery of the grind sensitive MQV gold mineralization. The on-site independent standard Fire Assay laboratory has been in regular operation since August 3, 2005.

Future Outlook

The budget for completion of the underground development and bulk sampling program in the Trinidad area and Phase III and IV diamond drilling is estimated to be $8.0 (US$6.5) million. Management will need to intensify its efforts to raise the required financing to complete the Company's drilling and underground bulk sampling program. The recent appointments of Mr. Hans Rasmussen to President and Dr. Odin Christensen as Director are expected to create confidence with the investors and equity capital market sector. Both bring significant global and Latin America exploration experience to Eaglecrest. Therefore, management is confident that their fund raising endeavors will continue to be successful.

Selected Annual Information

	Year Ended September 30 2006 $	Year Ended September 30 2005 $	Year Ended September 30 2004 $
Interest revenues	41,719	12,062	-
Net loss	(1,592,579)	(1,433,839)	(2,044,968)
Basic loss per share	(0.01)	(0.01)	(0.02)
Total assets	35,567,409	27,550,804	23,287,706
Current liabilities	825,262	528,074	745,632
Working capital (deficiency)	1,635,581	421,193	543,706
Cash dividends	Nil	Nil	Nil

The Company has been and is still in the stages of exploring and developing its mineral properties. To date, the Company has not been in a position to earn any revenues from its projects.

Accounting policy is to record the Company's mineral properties at cost. Exploration and development expenditures are deferred until the properties are brought into production, and at which time, they will be amortized on a unit of production basis. In the event, the properties are sold or abandoned, the deferred cost will be written off. Considerable sums were spent on the development of the Company's properties in fiscal 2006, thus resulting in the sizable increases in the Company's total asset base. Working capital was significantly higher in 2006 as in excess $2.9 (US $2.6) million in warrants were exercised during the fourth quarter.

Consolidated net losses for the Company during 2004 was substantially higher than fiscal 2005 and 2006 as stock-based compensation recognized in 2003 was $998,351 as compared to $430,380 and $465,765 for 2005 and 2006 respectively.

The Company has not paid any dividends on its common shares. Until such time the Company is able to earn substantial revenues, there are no plans of paying out dividends in the near future. All available funds and resources are intended for use in exploring and developing the Company's properties and to finance the operations of the Company.

Outstanding Securities Data

The Company's authorized share capital consists of 500,000,000 common shares without par value.

Issued and outstanding: December 31, 2006 – 267,987,321
Issued and outstanding: February 27, 2007 (date of this report) – 273,317,321

	Weighted Average Exercised Price	Weighted Average Remaining Life (Years)
Warrants outstanding: December 31, 2006 – 50,988,875	0.15	0.51
Warrants outstanding: February 27 2007 – 40,977,875	0.15	0.20
Options outstanding: December 31, 2006 – 14,350,000	0.17	2.26
Options outstanding: February 27, 2007 – 18,350,000	0.19	2.66

Consolidated Results

1st Quarter Review:

During the first quarter ended December 31, 2006, the Company posted a consolidated net loss of $321,704 as compared to a net loss of $183,943 for the same quarter ended of 2005. Significant accounts and deviations between the quarters are as follows:

Interest income - $10,039 (2005 - $2,883) was higher in 2006 due to a more favourable cash position during the three month period than 2005.

Administration – $16,500 (2005 – $15,000), administration fees are paid to an officer of the Company.

Consulting – $7,336 (2005 – $21,118) in 2006 were fees paid to Rasmussen Explorations Inc. for geological services whereas the fees incurred in 2005 related to financial consulting services.

Foreign exchange gain – $34,789 (2005 – gain of $9,084), all financing raised are in US funds and most of the cash are kept in US deposits as the majority of the Company's exploration activities are transacted in US dollars. Because the financial statements are reported in Canadian dollars, the Company will experience gains or losses due to the fluctuations of the Canadian to the US dollar.

Corporate development – $71,532 (2005 - $51,728), $40,110 was paid to a Director of the Company in charge of corporate development. The remaining amount of $31,422 was paid to seven other corporate development companies for development and distribution of Company information material. Amount was higher in 2006 as management increased efforts to reach a wider range of potential investors.

Legal – $10,896 (2005 - $15,405), legal fees pertain mainly to preparing and filing of financing and option documents and other general corporate matters. Such fees were higher in 2005 as during that period, the Company was arranging for the completion of a private placement whereas no private placement financing occurred during the period in 2006.

Management fees – $81,018 (2005 - $45,662). fees were higher in 2006 as there was an overlapping period of two months during the transition of the successor president and the outgoing incumbent president of the Company.

Office and printing - $24,419 (2005 - $10,781) was higher in 2006 as the Company increased its office space and incurred extra printing costs of corporate material.

Travel & promotion – $99,752 (2005 – $15,963) pertain to shows and conventions and trips by Company personnel throughout the US and Europe meeting with potential investors in their efforts to procure financing. Such costs were significantly higher in 2006 as frequent traveling occurred not only with management but also with consultants engaged by the Company to seek financing.

Resource Property Values

Mineral property costs increased by $1,508,797 during the quarter ended December 31, 2006 (2005 - $953,971). For a detailed breakdown, see the mineral property schedule in the Company's financial statements. Exploration expenditures have increased substantially as the underground bulk-sampling program, a major undertaking is in full swing.

Summary of Selected Quarterly Information

Quarter Ended	December 31 2006	September 30 2006	June 30 2006	March 31 2006	December 31 2005	September 30 2005	June 30 2005	March 31 2005
Current assets	368,831	2,460,843	1,867,389	2,345,045	1,805,261	949,267	1,231,933	2,195,545
Resource assets	34,088,282	32,579,485	30,581,497	28,792,121	26,856,494	25,902,523	24,570,750	22,916,992
Current liabilities	501,559	825,262	899,177	618,163	435,875	528,074	435,601	420,420
Shareholders' Equity								
Capital stock	51,679,629	51,668,343	48,652,438	47,110,958	42,882,757	42,772,462	41,536,212	37,638,903
Share subscriptions	1,156,000	1,156,000	1,184,935	1,416,415	3,098,962	1,156,000	1,156,000	4,085,665
Contributed surplus	1,844,846	1,844,846	1,836,868	1,844,066	1,428,731	1,428,731	1,428,731	1,270,376
Deficit	(20,248,746)	(19,927,042)	(19,538,616)	(19,225,798)	(18,518,406)	(18,334,463)	(18,022,705)	(17,582,469)
Net loss	(321,704)	(388,426)	(312,818)	(707,392)	(183,943)	(311,758)	(440,236)	(225,488)
Working capital (deficit)	(132,728)	1,635,581	968,212	1,726,882	1,369,386	421,193	796,332	1,775,125
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Significant Item(s) Within the Quarter:

For the three months ended December 31, 2006
- $10,039 in earned interest as a result of cash deposits with bank.
- deferred resource property costs increased by $1,508,797
- working capital deficit of $132,728

For the three months ended September 30, 2006
- $16,829 in earned interest as a result of cash deposits with bank.
- issued 26,263,938 shares pursuant to the exercise of warrants at average price of US$0.10
- stock-based compensation of $65,670 was expensed as a result of options granted
- deferred resource property costs increased by $1,997,988
- working capital surplus of $1,635,581

For the three months ended June 30, 2006
- $14,334 in earned interest as a result of cash deposits with bank.
- issued 13,066,482 shares through the exercise of warrants at average price of US$0.11

- deferred resource property costs increased by $1,789,376

For the three months ended March 31, 2006:
- issued 14,860,875 shares pursuant to a private placement at US$0.16
- issued 15,003,115 shares through the exercise of warrants at average price of US$0.10
- stock-based compensation of $407,295 was expensed as a result of options granted
- deferred resource property costs increased by $1,935,627

For the three months ended December 31, 2005:
- 950,000 warrants exercised at US$0.10 per share
- working capital surplus of $1,369,386
- deferred resource property costs increased by $953,971

For the three months ended September 30, 2005:
- working capital surplus of $421,193
- deferred resource property costs increased by $1,331,773

For the three months ended June 30, 2005:
- working capital surplus of $796,332
- deferred resource property costs increased by $1,653,758
- stock-based compensation of $158,355 was expensed as a result of options granted

For the three months ended March 31, 2005:
- working capital surplus of $1,775,125
- deferred resource property costs increased by $769,418

Corporate Development

In addition to corporate development activities being managed by the directors, the Company also employs such companies in both Europe and the United States. Services include introducing management to potential investors, maintaining contact with the shareholders, dissemination of Company material, attending trade shows, and maintaining the Company's web site.

Liquidity and Solvency

At this time, the Company has no operating revenues and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mining property. Historically, the Company has raised funds through loans, shares for debt settlements, private placements and the exercise of options and warrants. US$8 million was raised during fiscal 2006 using these methods and management plans to continue to raise the working capital required in the usual manner for 2007.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon the future profitable or sufficient proceeds from the disposition of its mineral properties.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. Although recently metal prices are very favourable this trend may not be sustained and any down turn may adversely affect the Company's ability to raise capital to explore existing or new mineral properties.

The Company has incurred losses since inception, and the long term survival of the Company depends on the ability of management to continue raising capital. Due to an aggressive exploration program, without further financing, there will not be sufficient funds to meet the Company's property exploration commitments and payments, and to cover administrative and office expenses for the 2007 fiscal year. Additional funds will be required to continue operations and meet Company objectives. Management is presently actively seeking financing and have received commitments from certain warrant holders of their intentions to exercised their warrants (approximately US$390,000 are expected to be exercised in February, 2007 and another US$2.6 million in May, 2007). While management has successfully raised the funding to finance the company's operations in the past, there is no assurance that it will continue to be able to do so in the future

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid period end balances referred to below are payable on demand and have arisen from the provision of services described:

During the period ended December 31, 2006, the Company:

- incurred administration fees of $16,500 (2005 - $15,000) with an officer of the Company.
- incurred corporate development costs of $40,110 (2005 - $29,367) with a private company related by a director-in-common.
- incurred management fees of $81,018 (2005 - $54,662) with 2 private companies related by two directors-in-common.
- incurred legal fees of $10,896 (2005 - $15,405) with a law firm in which an officer of the Company is a partner.

As at December 31, 2006, accounts payable and accrued liabilities is inclusive of $27,457 (2005 – $26,253) due to a private company related by an officer.

As at December 31, 2006, accounts receivable and prepaid is inclusive of $1,400 (2005 - $1,390) in travel advances to a director.

Subsequent Events

The following occurred during the period subsequent to December 31, 2006:

- The Company issued 5,830,000 shares pursuant to the exercise of warrants and received US$389,600 from the exercising of warrants of which share certificates have not been issued.
- Options were granted to purchase up to an aggregate of 4,000,000 shares of the capital of the Company exercisable at $0.27 per share until the close of business January 4, 2012 (3,700,000 shares) and January 9, 2012 (300,000 shares).

END